

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 29, 2006

Mr. Michael H. McIlvain
President, Director, and Chief Executive Officer
Golden Chief Resources, Inc.
896 N. Mill Street, Suite 203
Lewisville, TX  75057

> **Re:**  **Golden Chief Resources, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended September 30, 2005**
> **Filed June 26, 2006**
> **File No. 000-12809**

Dear Mr. McIlvain:

    We have reviewed your Form 10-KSB/A for the Fiscal Year Ended September 30, 2005 and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Year Ended September 30, 2005

General

1.    As necessary, please evaluate the revisions you have made to your Form 10-KSB as of September 30, 2005 and determine what related revisions are required to be made to your Forms 10-QSB for the quarterly periods ending December 31, 2005 and March 31, 2006.  Please ensure revisions to your Forms 10-QSB are made consistently with those made to your Form 10-KSB.

Cover Sheet

2.      Revise the cover sheet of your filing to refer to the appropriate number of amendments to your original Form 10-KSB as filed on March 20, 2006.  As the filing of your Form 10-KSB/A on June 26, 2006 is amendment No. 3, your next amended filing should be marked Amendment No. 4.

Note 5 – Stock Options, page F-10

3.      We note the new disclosure of the table detailing the pro forma effects on net income of applying SFAS 123 to your stock options during the fiscal years 2005 and 2004.  As SFAS 123 requires the accounting for stock options outstanding using the fair value method during these periods, please tell us why you believe there is no stock compensation expense to be recorded if your stock options outstanding during fiscal years 2005 and 2004 had been accounted for using the fair value method.

4.      We also note a similar table presented under Note 6 – Income Taxes that presents the pro forma effects on net income of applying the provisions of SFAS 123 during the fiscal years ended December 31, 2005 and 2004.  Please revise your disclosures to explain why this table is presented and how it applies to your financial statements as of September 30, 2005 and 2004 or remove the table from your disclosures, as applicable.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief